Exhibit 3.3


                     AMENDMENT TO ARTICLES OF INCORPORATION
                           (Effective August 19, 1998)


                                ARTICLE 4 - STOCK

4.1) The aggregate number of shares of stock which the corporation shall have the authority to issue shall be thirty-five million shares (35,000,000), each without par value, and which shall consist of thirty million (30,000,000) shares of Common Stock and five million (5,000,000) shares of Undesignated Stock. The Board of Directors of the corporation is authorized to establish from the Undesignated Stock, by resolution adopted and filed in the manner provided by law, one or more classes or series of shares, to designate each such class or series (which may include but is not limited to designation as additional Common Stock), and to fix the relative rights and preferences of each such class or series.


                                       43